January 11, 2012	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

450 Fifth St. N.W.

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”) Amendment No. 10 to Registration Statement on Form S-1 Filed December 29, 2011 File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated January 9, 2012 (the “Comment Letter”) with respect to Amendment No. 10 to Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on December 29, 2011 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 11 to the Registration Statement (“Amendment No. 11”) that are marked to indicate changes from the Registration Statement filed on December 29, 2011.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Nature of business and summary of significant accounting policies, page F-7

1.	We note that the terms of the July 2011 Athena agreement require Athena to work exclusively with you and to use commercially reasonable efforts to develop an investment security which can be offered and sold to global capital markets. Please tell us how you determined that the amount greater than par value represented deferred offering costs when there was no specific offering as of the date of the agreement. In addition, please tell us how deferral is appropriate due to the timing between the Athena agreement and your proposed future financing offerings. Your response to comment 1(a) in the letter dated December 15, 2011 states that you do not plan on commencing the financing activities with Athena until the first quarter of 2012, which is more than a short postponement. Please tell us and disclose why you still believe capitalization and deferral of this amount is appropriate and explain to us further how you determined that you have a probable economic benefit given that the occurrence of a future offering or specific services was not determined at the time you entered into the Athena Agreement.

Jeffrey Riedler, Assistant Director

January 11, 2012

RESPONSE: The Purchase and Sale Agreement provided for the exchange of 9.9% of each parties respective common stock. The Company’s intent when entering into the arrangement with Athena Securities Group Plc. (Athena) was to obtain international investment banking expertise as described in Section 5.1 of the Purchase and Sale Agreement. The cash transfers between the companies as described in sections 1.1, 1.2, 3.4 and 4.2 of the Purchase and Sale Agreement reflect only a small portion of the consideration for the investment banking and related management services to be performed by Athena. More specifically, the cash amounts transferred were only made to satisfy certain legal capital requirements (relating to par value) and were not intended to be representative of the value of the transaction. Thus, the par value of the stock exchange was never intended to represent the arms-length value of the transaction. Instead, the primary consideration paid for the investment banking services was the Company’s issuance of its common stock. For this reason, the fair value of the common stock issued by the Company was used in determining the fair value of the investment banking services anticipated to be provided by Athena.

We believe our approach is supported by relevant guidance. In particular, ASC 505-50-30-6 states that “If the fair value of the goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.” In this case, the fair value of the equity instruments issued is clearly the most reliably measurable form of consideration involved in the exchange. Based upon this accounting guidance, we have based the value of the investment banking services to be received on the estimated fair value of the Company common stock issued plus the cash consideration. The assumptions used to determine the value of the Company’s common stock are set forth on page F-17 and F-18 of the financial statements.

Under the Purchase and Sale Agreement, Athena will work exclusively with the Company to develop an investment security to offer and sell globally (outside the United States). At the date of the agreement, we expected that Athena would provide financing in the form of investing in debt securities of the Company (or subsidiaries). As these services related to the acquisition of financing, which was assessed as a probable occurrence, we determined the services provided in exchange for the issuance of the Company’s common shares (and the value of such shares that exceeded the par value, as discussed above) represented deferred finance costs. In support of our position, we note that Staff Accounting Bulletin (SAB) 340-10-S99-1 states that “specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering.”

The SAB also states that “a short postponement does not represent an aborted offering.” We have reconsidered the time period between the date of the Purchase and Sale Agreement and the general expectation of the timing of any future financing efforts, and we now believe that, since the proposed offering of securities will occur more than 90 days past the date of the agreement with Athena, this period represents a period longer than a short postponement as contemplated by SAB 340. Accordingly, we have concluded that a more appropriate approach is to expense the amount calculated as the fair value of the consideration in the exchange. In Amendment No. 11, we have updated our disclosure and financial statements to reflect this presentation.

2.	Please refer to your revisions in response to prior comment four. Revise the Consolidating Statements of Cash Flows on page F-35 to be consistent with the Consolidated Statements of Cash Flows on page F-5.

RESPONSE: We have made revisions in Amendment No. 11 to make the Consolidating Statements of Cash Flows on page F-35 consistent with the Consolidated Statements of Cash Flows on page F-5. Please refer to the referenced page numbers of Amendment No. 11.

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As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Riedler, Assistant Director

January 11, 2012

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642 8305, or by email at paul.chestovich@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,

/s/ Paul D. Chestovich

Paul D. Chestovich

Enclosures

cc:	Jon Sabes
Jon Gangelhoff